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FORM 4                                          | hours per response......0.5 |


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
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1.   Name and Address of Reporting Person*

Michaelcheck                    William                  J.
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   (Last)                       (First)                 (Middle)

c/o Mariner Partners, Inc.
780 Third Avenue, 16th Floor
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                                 (Street)

New York                       NY                10017
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   (City)                        (State)                 (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

NYMAGIC, INC. "NYM"
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3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4.   Statement for Month/Day/Year

 4/4/02
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5.   If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                         [X]  10% Owner
     [_]  Officer (give title below)       [_]  Other (specify title below)


              ----------------------------------------

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7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person

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

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                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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                                                                                               5.
                                                                                               Amount of       6.
                                                                   4.                          Securities      Owner-
                                            2A.        3.          Securities Acquired (A)     Beneficially    ship
                                 2.         Deemed     Trans-         or Disposed of (D)       Owned           Form:     7.
                                 Trans-     Execution  action        (Instr. 3, 4 and 5)       Following       Direct    Nature of
                                 action     Date,      Code        ------------------------    Reported        (D) or    Indirect
1.                               Date       if any     (Instr. 8)             (A)              Transaction(s)  Indirect  Beneficial
Title of Security                (Month/    (Month/    ----------             or               (Instr. 3       (I)       Ownership
(Instr. 3)                       Day/Year)  Day/Year)  Code    V    Amount    (D)   Price      and 4)          (Instr.4) (Instr. 4)
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

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                   Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number



                                                                                                                            (Over)
                                                                                                                   SEC 1474 (9-02)


FORM 4 (continued)

                         Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                 (e.g., puts, calls, warrants, options, convertible securities)
====================================================================================================================================
                                                                                                          9.         10.
                                                                                                          Number     Owner-
                                                                                                          of         ship
                                                                                                          deriv-     Form
                   2.                                                                                     ative      of
                   Conver-                        5.                            7.                        Secur-     Deriv-  11.
                   sion                           Number of                     Title and Amount          ities      ative   Nature
                   or             3A.             Derivative   6.               of Underlying     8.      Bene-      Secur-  of
                   Exer-          Deemed  4.      Securities   Date             Securities        Price   ficially   ity     In-
                   cise   3.      Execu-  Trans-  Acquired (A) Exercisable and  (Instr. 3 and 4)  of      Owned      Direct  direct
                   Price  Trans-  tion    action  or Disposed  Expiration Date  ----------------  Deriv-  Following  (D) or  Bene-
1.                 of     action  Date,   Code    of (D)       (Month/Day/Year)          Amount   ative   Reported   In-     ficial
Title of           Deriv- Date    if any  (Instr. (Instr. 3,   ----------------          or       Secur-  Trans-     direct  Owner-
Derivative         ative  (Month/ (Month/ 8)      4 and 5)     Date     Expira-          Number   ity     action(s)  (I)     ship
Security           Secur- Day/    Day/    ------- ------------ Exer-    tion             of       (Instr. (Instr.    (Instr. (Instr.
(Instr. 3)         ity    Year)   Year)   Code V   (A) (D)     cisable  Date    Title    Shares   5)      4)         4)      4)
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
Options to                                                     2/20/02           Common
Purchase          (1)     4/4/02          J(4)         315,000   (2)    (3)      Stock    315,000
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                                                                                                                           By
                                                                                                                           Mariner
Options to                                                     2/20/02           Common                                    Partners,
Purchase          (1)     4/4/02          J(4)         315,000   (2)    (3)      Stock    315,000        1,170,000   I     Inc. (5)
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====================================================================================================================================
Explanation of Responses:
(1) The option exercise price ranges from $19.00 per share to $22.00 per share, depending on the date of purchase.
(2) It was reported on Form 3 that the aggregated options held by Mariner Partners, Inc. ("Mariner") could not be exercised in an amount which represented 10% or more of all of the voting power of NYMAGIC, Inc. ("NYMAGIC") until the New
    York Superintendent of Insurance approved the options or determined that no such approval was necessary. Such approval was granted on July 31, 2002; therefore all options are now exercisable.
(3) The options were granted pursuant to a voting agreement (the "Voting Agreement") dated as of February 20, 2002 among
    Mariner and certain shareholders of NYMAGIC. The option expires 30 days after the termination of the Voting Agreement.
    The termination date of the Voting Agreement is the first to occur of (i) February 15, 2005, (ii) the merger, consolidation, sale of substantially all assets, dissolution or liquidation of NYMAGIC, (iii) the resignation of Mariner, or (iv) termination of Mariner by the other parties to the Voting Agreement under the circumstances specified in the
    Voting Agreement.
(4) Options for 315,000 shares were assigned by the reporting person to each of A. George Kallop and William D. Shaw, Jr., in each case in consideration for services provided to Mariner in connection with NYMAGIC.
(5) The reporting person is the chairman, chief executive officer and 90% stockholder of Mariner.


Signed for William J. Michaelcheck pursuant to a power of attorney on file with the Securities and Exchange Commission.

/s/ Paul J. Hart                                               10/15/02
--------------------------------------------            -----------------------
Attorney-In-Fact                                                Date
**Signature of Reporting Person


** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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